

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2012

Via E-mail
Chen Tseng Chih Ying
Principal Executive Officer,
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

> **Re: San Lotus Holding Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed March 26, 2012**
> **File No. 333-176694**

Dear Mr. Chen:

We have reviewed your responses to the comments in our letter dated March 15, 2012 and have the following additional comments.

Prospectus Summary, page 2

1. We note your response to our prior comment 3. We note your statement on page 2 that the implementation of your business plan will require "approximately $200,000 over the next twelve months." It appears to us that the sum of estimated start-up costs, ongoing expenses, and initial cost of obtaining wholesale inventory from pages 17 and 18 may be $229,000 over the next 12 months. In your response to us please explain why this is not the case, or please revise.

2. Please also update your amount of cash on hand as of the most recently practicable date. We note the statement on page 2 that "[a]s of November 30, 2011 we had $224,000 in our treasury."

Chen Tseng Chih Ying
San Lotus Holding Inc.
April 5, 2012
Page 2

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
      Jay Smith
      How2gopublic.com